UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number 000-51138

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RAGNAROK ONLINE II LAUNCHED IN KOREA ON MARCH 26, 2012

Seoul, South Korea – March 26, 2012 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online game developer and publisher based in South Korea, today announced that Ragnarok Online II was commercially launched in Korea on March 26, 2012.

Ragnarok Online II, a sequel to Ragnarok Online, the Company’s flagship title, is a free-to-play massively multiplayer online role playing game with micro-transaction system, or sale of virtual in-game items model, which provides virtual item shops in the game where players can purchase value-added items to customize, personalize and enhance their characters and game playing experiences.

The Company has already entered into license and distribution agreements for Ragnarok Online II with local licensees in Thailand, Japan, the Philippines, Singapore, Malaysia, Vietnam, China, Indonesia and Brazil. After launching Ragnarok Online II in Korea, Gravity intends to release the game in a couple of overseas markets in 2012.

“We are happy to announce the launch of Ragnarok Online II, one of the most anticipated games among gamers.” commented Mr. Hyun Chul Park, the CEO of Gravity. “We are confident that Ragnarok Online II will satisfy the fans of Ragnarok Online as well as any gamers who are not familiar with the prequel. We will make every effort to release Ragnarok Online II in the overseas markets as soon as possible to offer the best gaming experience of all time to the gamers worldwide.”

About GRAVITY Co., Ltd. -------------------------------------------------

Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 79 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Yoon Joo Lee

IR Manager

Gravity Co., Ltd.

Email: yoonjoo.lee@gravity.co.kr

Telephone: +82-2-2132-7800

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gravity Co., Ltd.

Date: March 26, 2012

	By:	/s/ Heung Gon Kim
Name: Heung Gon Kim
Title: Chief Financial Officer